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SEC FILE NUMBER
0-26020

CUSIP NUMBER
25383A 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digital Angel Corporation
Full Name of Registrant

Former Name if Applicable

490 Villaume Avenue
Address of Principal Executive Office (Street and Number)

South St. Paul, Minnesota 55075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digital Angel Corporation is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 within the prescribed time because of: (i) the change in the Company’s chief financial officer effective August 1, 2011; and (ii) the sales of both its SARBE business unit on June 15, 2011 and its wholly-owned subsidiary, Destron Fearing Corporation, on July 22, 2011.The sale of Destron Fearing Corporation represented a sale of a major portion of the Company’s assets.  Given the significant amount of time it has taken to recast both the SARBE business and Destron Fearing Corporation as discontinued operations for all periods presented in the June 30, 2011 Form 10-Q, Digital Angel Corporation requires additional time to complete the customary review procedures for the Form 10-Q, and could not complete the Form 10-Q by the required deadline without unreasonable effort and expense. Digital Angel anticipates filing its Form 10-Q on or before August 19, 2011 (before the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lorraine M. Breece	651	900-0776
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still determining its results from continuing operations as a result of the requirement to reclassify its SARBE business and Destron Fearing Corporation as discontinued operations for all periods presented.  As a result, the Company’s estimated revenue and net loss from continuing operations as presented here are preliminary and subject to change and should not be relied on. Presently, the Company expects to report revenue from continuing operations of approximately $1.9 million and $1.6 million for the six-months ended June 30, 2011 and 2010, respectively, and loss from continuing operations of approximately $2.5 million for the six-months ended June 30, 2011 as compared to a loss from continuing operations of approximately $5.7 million for the six-months ended June 30, 2010. The Company plans to report its full financial results and more details for the June 30, 2011 and 2010 periods in the Form 10-Q to be filed on or before August 19, 2011.

Digital Angel Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2011	By	/s/ Lorraine M. Breece
Lorraine M. Breece
Chief Financial Officer